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                                       --------------------------------------
FORM 3                                              OMB APPROVAL
                                       --------------------------------------
                                         OMB Number:              3235-0104
                                         Expires:         December 31, 2001
                                         Estimated average burden
                                         hours per response             0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*

   Ma                   John
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   (Last)               (First)              (Middle)

   c/o Acclaim Entertainment, Inc.
   One Acclaim Plaza
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                        (Street)

   Glen Cove               NY                 11542
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   (City)                (State)              (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   October 2, 2000

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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Issuer Name and Ticker of Trading Symbol

   Acclaim Entertainment, Inc. (AKLM)

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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director
   [ ] 10% Owner
   [X] Officer (give title below)
   [ ] Other (specify below)

       Executive Vice President, Product Development
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6. If Amendment, Date of Original (Month/Day/Year)



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7. Individual or Joint/Group Filing
   (Check all applicable)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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FORM 3 (continued)

                             TABLE I--Non-Derivative Securities Beneficially Owned
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 1. Title of Security   2. Amount of Securities   3. Ownership         4. Nature of Indirect Beneficial Ownership
    (Instr. 4)             Beneficially Owned        Form: Direct         (Instr. 5)
                           (Instr. 4)                (D) or Indirect
                                                     (I) (Instr. 5)
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
--------------------------------------------------------------------------------------------------------------------
Common stock, par value
  $0.02 per share                1,000                   (D)
--------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one person, see Instruction 5(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                       (OVER)
                                                              SEC 1473 (3-99)

       TABLE II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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  1. Title of Derivative   2. Date Exer-         3. Title and Amount of Securities   4. Conver-      5. Owner-     6. Nature of
     Security (Instr. 4)      cisable and           Underlying Derivative Security      sion or         ship          Indirect
                              Expiration            (Instr. 4)                          Exercise        Form of       Beneficial
                              Date              -----------------------------------     Price of        Deriv-        Ownership
                              (Month/Day/Year)                                          Deriv-          ative         (Instr. 5)
                          ---------------------                           Amount        ative           Security:
                                                                          or            Security        Direct
                           Date       Expira-            Title            Number                        (D) or
                           Exer-      tion                                of                            Indirect
                           cisable    Date                                Shares                        (I)
                                                                                                        (Instr. 5)
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
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Option: Right to Buy         (1)      8/30/02         Common Stock         12,500       $5.91667            D
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Option: Right to Buy         (2)      10/27/06        Common Stock         135,000      $3.93750            D
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Option: Right to Buy         (3)      4/29/07         Common Stock         140,000      $3.37500            D
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Option: Right to Buy         (4)      5/7/08          Common Stock         25,000       $7.62500            D
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Option: Right to Buy         (5)      1/17/10         Common Stock         25,000       $3.12500            D
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Option: Right to Buy         (6)      10/01/10        Common Stock         200,000      $1.75000            D
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

Explanation of Responses:

(1) An option to purchase 30,000 shares of common stock was granted under the Issuer's 1988 Stock Option Plan. Such option became exercisable in one-third installments on each of August 31, 1993, August 31, 1994 and August 31, 1995. Of such option to purchase 30,000 shares, 12,500 remain outstanding.

(2) Options to purchase an aggregate of 160,000 shares of common stock were granted under the Issuer's 1988 Stock Option Plan. Such options became exercisable in one-third installments on each of October 28, 1997, October 28, 1998, and October 28, 1999. Of such options to purchase 160,000 shares, 135,000 remain outstanding.

(3) Options to purchase an aggregate of 140,000 shares of common stock were granted under the Issuer's 1988 Stock Option Plan. Such options became exercisable in one-third installments on each of April 30, 1998, April 30, 1999, and April 30, 2000. All of such options remain outstanding.

(4) An option to purchase 25,000 shares of common stock was granted under the Issuer's 1988 Stock Option Plan. Two-thirds of such option became exercisable in one-third installments on each of May 8, 1999 and May 8, 2000. The final one-third installment will become exercisable on May 8, 2001. All of such option remains outstanding.

(5) Options to purchase an aggregate of 25,000 shares were granted under the Issuer's 1998 Stock Incentive Plan. Such options will become exercisable in one-third installments on each of January 18, 2001, January 18, 2002, and January 18, 2003.

(6) An option to purchase 200,000 shares of common stock was granted under the Issuer's 1998 Stock Incentive Plan. Such option became exercisable in one-third installments on each of October 2, 2001, October 2, 2002, and October 2, 2003.

              /s/ John Ma                                   October 16, 2000
              ----------------------------------------     ------------------
              ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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